United States securities and exchange commission logo





                             September 16, 2021

       Mei Kanayama
       Representative Director
       Yoshitsu Co., Ltd
       Harumi Building, 2-5-9 Kotobashi
       Sumida-ku, Tokyo, 130-0022
       Japan

                                                        Re: Yoshitsu Co., Ltd
                                                            Registration
Statement on Form F-1
                                                            Filed August 27,
2021
                                                            File No. 333-259129

       Dear Mr. Kanayama:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form F-1 filed August 27, 2021

       Prospectus Summary
       Overview, page 1

   1. Please disclose here the significance of sales in China to your revenue and operations.
       Risks Related to Our Business, page 2

   2. Please include in this list risks associated with doing business in China, including the significance of sales
in China to your revenue, and include a cross-reference to the more expansive discussion of
these risks in the Risk Factors section of the prospectus.
 Mei Kanayama
FirstName LastNameMei   Kanayama
Yoshitsu Co., Ltd
Comapany 16,
September NameYoshitsu
              2021       Co., Ltd
September
Page 2    16, 2021 Page 2
FirstName LastName
Risk Factors, page 7

3. We note that a significant portion of your revenues are from the China market and that you currently have one franchisee operating two franchise stores in Hong Kong and plan to add additional franchise stores in Hong Kong. Please add a new risk factor to separately highlight the risk that the Chinese government may intervene or influence your operations at any time, and whether this could result in a material change in your operations and/or the value of your securities.

4. In light of the significance of online sales in China to your business and recent events indicating greater oversight by the Cyberspace Administration of China over data security, please revise your disclosure to explain how this oversight impacts your business and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.
Regulations, page 75

5. Please describe Chinese regulations that could have a material impact on your business.
         Please also disclose whether you have received all requisite permissions from Chinese authorities to operate in China, and whether any permissions have been denied. Please revise your risk factor disclosure as necessary.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Blaise Rhodes at 202-551-3774 or Rufus Decker at 202-551-3769 if
you have questions regarding comments on the financial statements and related matters. Please contact Stacey K. Peikin at 202-551-6223 or Dietrich King at 202-551-8071 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Trade &
Services
cc:      Ying Li